February 4, 2011
BY EDGAR AND E-MAIL
Ms. Ellie Bavaria
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Republic of Hungary
Registration Statement under Schedule B
File No. 333-170923 (Filed December 2, 2010)

Form 18-K for the Fiscal Year Ended December 31, 2009
File No. 033-49294-01 (Filed November 30, 2010)
Dear Ms. Bavaria
     On behalf of the Republic of Hungary (the “Republic”), we hereby acknowledge receipt of the comment letter dated December 17, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to (1) the Registration Statement under Schedule B filed by the Republic on December 2, 2010 (the “Registration Statement”) and (2) the Republic’s Annual Report on Form 18-K for its fiscal year ended December 31, 2009, filed on November 30, 2010 (the “18-K”). Set forth below are the Republic’s responses to the comments contained in the Comment Letter.
     For ease of reference, the Staff’s comments are repeated in bold-face type below, followed by the Republic’s response to the comment. With this letter, the Republic is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) and Amendment No. 1 to the Republic’s Annual Report on Form 18-K for its fiscal year ended December 31, 2009 (the “Amended 18-K”). We are providing supplementally to the Staff marked copies of the Amended Registration Statement (the “Blacklined Amended Registration Statement”) and the Amended 18-K (the “ Blacklined Amended 18-K”) showing all changes since the filing of the Registration Statement and the 18-K, including changes being made in response to the Staff’s comments. We make page references in the responses set forth below as indicated to the pages in the Amended Registration Statement or the Amended 18-K, as filed electronically via EDGAR on the date hereof, and the Blacklined Amended Registration Statement of the Blacklined Amended 18-K, as applicable.

     Capitalized terms used but not defined in this letter are used as defined in the Amended 18-K.
General
1.	Please update all statistics to provide the most recent data available.

The Republic has updated the statistics appearing in the Amended 18-K to include the most recent data available as of December 31, 2010. The Republic has also updated the disclosure on pages 32-33 of the Amended 18-K and pages 35-36 of the Blacklined Amended 18-K on methodological changes to the calculation of balance of payments statistics.

2.	Where appropriate, please discuss any material impact that the recent turmoil in the European sovereign debt market had or is expected to have upon the Republic’s public finances or economy more generally.

The Republic supplementally informs the Staff that, in light of the Republic’s non-participation in the euro, the recent turmoil in the European sovereign debt market has not had, and the Republic does not expect it to have, a direct material impact on the Republic’s public finances or its economy generally, except, as discussed on pages 16-17 of the Amended 18-K and the Blacklined Amended 18-K, to the extent that the European sovereign debt crisis has contributed to the general economic downturn in Europe, affecting the markets for the Republic’s exports.

3.	Where appropriate, please discuss any material effect on the Republic’s public finances or economy more generally resulting from the MAL Zrt. toxic waste disaster and the potential for future spills as a result of aging factories and storage facilities. Also, discuss Republic’s temporary control of MAL Zrt. following this incident.

The Republic has included on pages 26-27 of the Amended 18-K and page 28 of the Blacklined Amended 18-K a discussion of the toxic waste spill at the MAL Zrt. aluminium plant and the responsive measures taken by the Republic to prevent further spillage, including exerting temporary control over MAL Zrt. The Republic supplementally informs the Staff that although the toxic waste spill was a tragic event, it is not expected to have a material effect on the Republic’s public finances or economy more generally. While there is some risk of future spills as a result of aging factories and storage facilities, the Republic has environmental rules and regulations that are in compliance with EU standards and environmental inspectors routinely investigate the controls implemented at industrial and storage facilities.

4.	To the extent material, discuss the Republic’s efforts to ensure its energy security.

The Republic has included disclosure on page 24 of the Amended 18-K and page 25 of the Blacklined Amended 18-K on the Republic’s efforts to enhance its energy security.
Registration Statement under Schedule B
Incorporation of Certain Documents by Reference, page 1.
5.	Please include the file numbers of the documents incorporated by reference.

The Republic has included the file numbers of the documents incorporated by reference on page 1 of the Amended Registration Statement and the Blacklined Amended Registration Statement.
Enforcement of Judgments, page 2.
6.	In the fourth full paragraph on page 3, please disclose whether there is treaty between the Republic and the United States regarding the enforcement of judgments.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the discussion in the seventh and ninth paragraphs under the heading “Enforcement of Judgments” on pages 3 and 4 of the Amended Registration Statement and page 3 of the Blacklined Amended Registration Statement.
Status of the Debt Securities, page 5.
7.	Please clarify when other obligations “may be preferred by mandatory provisions of applicable law”.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the discussion under the heading “Status of the Debt Securities” on page 5 of the Amended Registration Statement and page 6 of the Blacklined Amended Registration Statement.
Annual Report on Form 18-K
Exhibit 99.D
General, page 5.
8.	Discuss the effects on external relations and the Republic’s decision to extend citizenship to all ethnic Magyars living beyond the Republic’s borders.

The Republic supplementally informs the Staff that, effective January 1, 2011, the process for ethnic Magyars to attain Hungarian citizenship has been simplified. Notwithstanding their place of residence, ethnic Magyars may apply and acquire citizenship if one of the applicant’s ascendants was a Hungarian citizen and the applicant is fluent in Hungarian. Prior to implementation of the amended procedure, the applicant also had to be a Hungarian resident. Although the Republic’s decision to introduce the simplified procedure drew criticism from some neighboring countries, it has not had, and the Republic does not expect it to have, a material impact on the Republic’s relations with such countries.
Political System, page 6.
9.	Please discuss recent and proposed changes to the constitution. Also, disclose the state of interactions between the Government and the Constitutional Court. This discussion should address legislation limiting the Constitutional Court’s jurisdiction over taxes.

The Republic has included on page 11 of the Amended 18-K and the Blacklined Amended 18-K a discussion of recent changes to the Republic’s Constitution, including changes relating to the scope of the Constitutional Court’s jurisdiction over tax legislation. There have been no other interactions between the Government and the Constitutional Court, since the Constitutional Court is an independent body.
Recent Economic Performance, page 14.
10.	Please expand the disclosure regarding annual changes to GDP and other economic statistics, including sector-level disclosure, you have presented to address more fully the reasons for material change, such as changes resulting from the effects of the global financial crisis and otherwise.

The Republic has included on pages14-17 of the Amended 18-K and payes 14-18 of the Blacklined Amended 18-K supplemental discussion regarding annual changes to the Republic’s 2009 and 2010 GDP and other material changes to economic statistics as of September 30, 2010 or, to the extent available, as of December 31, 2010, including material changes on a sector level. The Republic has also included a discussion on the reasons for such changes, including the effects of the global financial crisis on the Republic’s economy.
Employment, page 18.
11.	Please provide estimates of the Republic’s “grey economy” relative to GDP.

The Republic supplementally informs the Staff that estimates of the size of the Republic’s “grey economy” relative to GDP vary significantly depending on the methodology used for such estimates. For example, according to an estimate by the Hungarian Central Statistical Office, the “grey economy” in 2000 amounted to 12% of GDP, whereas according to a working paper published by the NBH, the “grey economy” in each of 2006 and 2007 ranged between 20 and 30% of GDP. Since it is difficult to ascertain whether such variations reflect actual changes in the “grey economy” or are the result of methodological differences in calculating the estimates, the Republic believes it would not be helpful, and may be misleading, to include such estimates in the Amended 18-K.
Privatization, page 25.
12.	Discuss the reasons why the Republic acquired a 95% share of Malev Hungarian Airlines in 2010 following the earlier privatization efforts.

The Republic has included on page 28 of the Amended 18-K and page 29 of the Blacklined Amended 18-K an explanation of the Republic’s acquisition of a 95% interest in Malev Hungarian Airlines in 2010 following earlier privatization efforts.

13.	Disclose the nationalization of media companies in the Republic and the related effects on foreign direct investment generally.

The Republic supplementally informs the Staff that the Republic has not nationalized media companies in its recent history. In 2010, the Government accepted bids by companies for the right to utilize frequencies that were being used at such time by “Danubius” and “Sláger Rádió”. Two Hungarian companies, Advenio Pte. Ltd. and FM1 Pte. Ltd. outbid their competitors, thereby obtaining the right to utilize the frequencies.
Foreign Direct Investment, page 31.
14.	Discuss more fully the reasons for material changes in foreign direct investment.

The Republic has included on pages 35-36 of the Amended 18-K and page 39 of the Blacklined Amended 18-K a discussion of the reasons for material changes in foreign direct investment.
Monetary and Financial System, page 41.
15.	Please discuss the status of the current relationship between the Government and the Governor of the NBH. Also discuss the proposed changes to regulations governing appointments to the Monetary Council.

The Republic has included on page 45 of the Amended 18-K and page 48 of the Blacklined Amended 18-K a discussion of the independence of the Governor of the NBH from the Government, and a discussion on the proposed changes to regulations governing appointments to the Monetary Council (other than the Governor and Deputy Governors of the NBH, who are members of the Monetary Council by virtue of their position).

16.	Disclose the extent to which economic targets are shaped by interactions with the EU and/or the IMF.

The Republic has included on pages 74 and 82 of the Amended 18-K and page 78 and 87 of the Blacklined Amended 18-K disclosure as to the extent to which the Republic’s economic targets are shaped by its interactions with the European Commission and the IMF.
Money Supply, page 43.
17.	Please include definitions for M1 and M3.

The Republic has included on page 47 of the Amended 18-K and page 50 of the Blacklined Amended 18-K definitions for the terms “M1”, “M2” and “M3”.

18.	Please provide context for the discussion regarding the changes to monetary policy and the reasons for the Government’s regulatory changes. Include a discussion of the effects of the global financial crisis and the large percentage of Hungarian mortgages and other credit agreements denominated in Swiss francs.

The Republic has included on pages 47-48 of the Amended 18-K and pages 48-52 of the Blacklined Amended 18-K a discussion concerning the reasons for the Government’s recent introduction of changes to its monetary policy and financial regulatory reform. The Republic has also included a discussion of the effects of the global financial crisis on the Hungarian economy and the effects of defaults on mortgages and other loans of Hungarians, a large percentage of which are denominated in foreign currency, including Swiss francs.
Recent Developments in Monetary Policy, page 46.
19.	Disclose the recent 25 basis point increase to the NBH base rate that became effective on November 30, 2010.

The Republic has included on pages 46, 51 and 52 of the Amended 18-K and pages 49-50 and 55-56 of the Blacklined Amended 18-K disclosure regarding the 25 basis point increase to the NBH’s central bank base rate on each of November 30, 2010, December 21, 2010 and January 25, 2011.
Ownership Structure of the Banking Sector, page 50.
20.	Discuss the recent crisis taxes imposed on the banking sector and their effect on foreign-held banks. Also discuss the scope and duration of these taxes. Provide similar disclosure in an appropriate location regarding crisis taxes imposed other sectors of the economy.

The Republic has included on pages 63 and 69 of the Amended 18-K and pages 66-67 and 72-73 of the Blacklined Amended 18-K a discussion of the special taxes imposed by the Republic on the banking, retail, telecommunications and energy sectors, including the scope and intended duration of such taxes and the applicability of such taxes to foreign-owned banks.
Public Finance, page 53.

21.	In the discussion of the budget methodology, the Government indicates that it complies with the planned budget for the following calendar year in the fall. Please advise us when you will disclose the 2011 planned budget.

The Republic supplementally informs the Staff that, on December 23, 2010, the Hungarian Parliament approved the Republic’s budget for calendar year 2011. The Republic expects to file the budget for 2011 on or around the filing of this Amended 18-K. To the extent applicable, the Republic has updated the data in the Amended 18-K to reflect the data in the approved budget.
Budget Trends, page 53.
22.	In an appropriate location, describe more fully the role of the Fiscal Council and its current status within the Republic.

The Republic has included on pages 63-64 of the Amended 18-K and page 67 of the Blacklined Amended 18-K a description of the role and current status of the Fiscal Council within the Republic.
Personal Income Tax, page 62.
23.	Please address the introduction of the flat 16% personal income tax, which appears as a line item in the disclosure on page 56.

The Republic has addressed on page 68 of the Amended 18-K and page 71 of the Blacklined Amended 18-K the Republic’s recent change to its tax regulation, implementing a flat personal income tax at the rate of 16%.
Pension System, page 65.
24.	Disclose recent legislative changes to the pension system that involve the transfer of assets from mandatory private funds to the Republic, and discuss the reasons for these changes.

The Republic has included on pages 71-72 of the Amended 18-K and page 75 of the Blacklined Amended 18-K disclosure on the Republic’s recent legislative changes to its pension system and the reasons for such changes.
Future Economic Plan, page 68.
25.	In this section or in the “Relations with Multilateral Financial Institutions” section, discuss current interactions between the Republic and the IMF, including the suspended discussions regarding IMF funding to the Republic. To the extent the disclosure continues to include the IMF’s findings regarding the Republic, please provide balanced, updated disclosure. This disclosure should address the sustainability of the Republic’s proposals to address economic stability.

The Republic has included on pages 82-83 of the Amended 18-K and page 87 of the Blacklined Amended 18-K a discussion of the current interactions between the Republic and the IMF, including a suspension of discussions regarding future IMF funding to the Republic and the IMF’s most recent conclusions concerning the Republic’s fiscal targets.

Currently, the Government is evaluating potential measures that would achieve the Republic’s goal of a medium and long-term sustainability of its fiscal path (such measures include, inter alia, re-design of the pharmaceutical subsidy system, financing of expenditures by the Labour Market Fund in order to boost the supply of the labor market, and additional cuts in bureaucratic and state administrative expenditures).
National Debt, page 69.
26.	Please disclose the public debt, including the tables and supplementary data, as of the most recent date practicable.

The Republic has disclosed updated data on public debt, including the tables and supplementary information, as of September 30, 2010 or, to the extent available, as of December 31, 2010.
Public Debt, page 70.
27.	To the extent you retain the narrative disclosure, please provide this information as of the most recent date practicable.

The Republic has included updated narrative disclosure as of September 30, 2010 and, to the extent available, as of December 31, 2010.
     We trust that the foregoing responds adequately to the Staff’s comments. If you have any additional comments or questions, please do not heitate to contact the undersigned. If the Staff does not have further comments, the Republic expects to request acceleration of the Amended Registration Statement.

Sincerely,
/s/ Steven G. Tepper
Steven G. Tepper

Enclosures

cc:	Dr. Zsolt Szita Jeffrey C. Cohen, Esq. Linklaters LLP